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SECURITI[

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49016

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/2014___ AND ENDING___12/31/2014___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: B. Riley & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11100 Santa Monica Blvd, Suite 800

(No. and Street)

Los Angeles	CA	90025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mike McCoy   (310) 966-1444

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP

(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, ___Michael McCoy_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___B. Riley & Co., LLC_____ , as

of _____December 31_, 2014_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Chief Financial Officer
Title

_____
Notary Public

SVETLANA KIRIC
Commission # 2085884
Notary Public - California
Los Angeles County
My Comm. Expires Oct 13, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independant Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

B. RILEY & CO., LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT.**

B. RILEY & CO., LLC

TABLE OF CONTENTS



SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET • SUITE 200

GREENWOOD VILLAGE, COLORADO 80111

TELEPHONE: (303) 753-1959

FAX: (303) 753-0338

www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of
B. Riley & Co, LLC

We have audited the accompanying statement of financial condition of B. Riley & Co, LLC (the "Company") as of December 31, 2014 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of the Company as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 19, 2015



Member of
msi Global Alliance
Independent Legal & Accounting Firms

B. RILEY & CO., LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 20144

ASSETS

Cash and cash equivalents (Notes 1 and 5)	$	5,076,859
Cash segregated under federal and other regulations (Note 6)		50,047
Due from clearing brokers (Note 5)		250,000
Commissions receivable		533,839
Securities owned, at fair value (Note 4)		17,921,186
Receivables from related parties (Note 3)		107,108
Property and equipment at cost, net of accumulated depreciation of $211,801		141,934
Investment banking fees receivable, net of allowance for doubtful accounts of $104,584		855,116
Other assets		295,346
	$	25,231,435

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	2,580,014
Accrued compensation		3,431,068
Payable to related parties (Note 3)		20,078
Securities sold, not yet purchased, at market value (Note 4)		746,435
Total liabilities		6,777,595

COMMITMENTS AND CONTINGENCIES (Notes 3 and 5)

MEMBER'S EQUITY (Note 2):

Member's equity		18,453,840
	$	25,231,435

NOTE 1 -   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NOTES TO STATEMENT OF FINANCIAL CONDITION

Organization and Business

B. Riley & Co., LLC (the "Company") is a the successor organization to B. Riley & Co., which was originally incorporated in the state of Delaware on February 15, 1996, as a registered broker-dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

On June 18, 2014, the Company was acquired by B. Riley Financial, Inc. (f/k/a Great American Group, Inc.) (the "Parent" or "B. Riley Financial") in a stock transaction valued at $26,394,455 (the "Acquisition") and the Company became a wholly-owned subsidiary of B. Riley Financial. Prior to the acquisition, the Company was a wholly-owned subsidiary of B. Riley & Co., Inc. The Company is affiliated through common ownership with Riley Investment Management.

The Company is engaged in business as a securities broker-dealer that provides several classes of services, including the sale of equities, market making and research services. The Company also provides investment banking services by engagement and trades securities for its own account.

Clearing Agreement

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreements with its clearing brokers provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

Summary of Significant Accounting Policies

Commissions receivable and receivables from related parties are stated at the face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Other receivables are valued and reported at net realizable value. They are evaluated on a periodic basis and an allowance for doubtful accounts is established based on the past write-offs, collections and certain current conditions.

NOTE 1 -   *ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)*

Summary of Significant Accounting Policies *(concluded)*

Property and equipment are stated at cost. Depreciation is provided utilizing straight line-and accelerated methods over the estimated useful lives of owned assets, ranging from 5 to 39 years. Repairs and maintenance to these assets are charged to expenses as incurred. Major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Securities transactions are recorded on a trade date basis with the related commission income and expenses also recorded on a trade date basis.

The Company receives investment banking fees in accordance with terms stipulated in its engagement contracts. Investment banking fees are recognized as earned according to the fee schedule stipulated in the client's engagement contracts.

Advertising costs are expensed as incurred. For the year ended December 31, 2014, the Company included $45,429 of advertising costs in other operating expenses.

Certain prior year amounts have been reclassified to conform to the current year's presentation. These changes had no material impact on previously reported results of operations or member's equity.

Securities Valuation

The Company records proprietary transactions, commission revenue and related expenses on a trade-date basis. Interest and dividend income are recognized in the period earned.

The Company values its securities in accordance with Accounting Standards Codification 820 - Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

NOTE 1 -   *ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)*

Securities Valuation *(continued)*

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company values investments in securities owned and securities sold, not yet purchased based on quoted prices in active markets. These are considered Level 1 securities.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Securities Valuation *(concluded)*

NOTES TO STATEMENT OF FINANCIAL CONDITION
(concluded)

The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads. The spread data used are for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond, or single-name credit default swap spreads and recovery rates based on collateral values as key inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy. In instances where significant inputs are unobservable, they are categorized in Level 3 of the hierarchy.

Investments in stocks, warrants, notes and other non-marketable securities for which there is no public market are valued based upon a valuation obtained by management. The valuation considers various factors such as earnings history, financial condition, recent sales prices of the issuer's securities and the proportion of securities owned. The Company currently holds nonpublic common stocks, warrants and notes that are included in Level 3 of the fair value hierarchy as determined under ASC 820.

Investments in common stocks and bonds with an estimated fair value of $1,743,797 at December 31, 2014 that were previously recorded as Investments, available-for-sale have been reclassified to Securities owned as of December 31, 2014.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

NOTE 1 -   *ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES* (concluded)

Income Taxes

NOTES TO STATEMENT OF FINANCIAL CONDITION
(concluded)

The Company was treated as a disregarded entity for federal and state income tax purposes prior to the Acquisition and the Company's then parent company included the taxable income of the Company on its tax return. For the period subsequent to the Acquisition, the Company recorded a provision for income taxes for federal and state income tax purposes in the amount of $2,172,608. This amount represented the Company's share of the income taxes charged to the Company based on pre-tax income as part of the consolidated group that will be included in the federal and state income tax returns of B. Riley Financial.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2011. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2014.

NOTE 2 - NET CAPITAL

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2014, the Company had net capital and net capital requirements of $12,430,263 and $402,078, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.49 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

At December 31, 2014, the Company has receivables due from related parties in the amount of $107,108, of which $80,161 is due from affiliated entity. The remainder is due from the Company's employees. These receivables are due on demand. The Company also has payables due to related parties in the amount of $20,078 related to the acquisition of another entity.

B. RILEY & CO., LLC

<u>**NOTES TO STATEMENT OF FINANCIAL CONDITION**</u>
(concluded)

The Company is affiliated with an investment adviser and earns commissions from introducing trades of affiliated investment partnerships on behalf of the investment adviser. For the year ended December 31, 2014, such commissions were $65,132.

NOTE 3 -   *COMMITMENTS AND RELATED PARTY TRANSACTIONS* (concluded)

The Company has an expense sharing agreement with an affiliated entity, whereby the Company provides personnel, office space, insurance, and various other general services. The affiliate then reimburses the Company based on a set schedule for these services, outlined in the agreement. For the year ended December 31, 2014, the Company received approximately $110,618 in reimbursements under the agreement.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

The Company has non-cancelable operating lease for office space and equipment with unrelated parties which expire in various years through 2017. Future rental commitments under these leases as of December 31, 2014 are as follows:

Year	Amount
2015	$ 793,636
2016	683,498
2017	67,153
	$ 1,544,287

Total rental expense of approximately $1,127,171, including the non-cancelable leases referred to above, was charged to operations during the year ended December 31, 2014.

NOTE 4 -   *FAIR VALUE MEASUREMENTS*

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. See Note 1 for a discussion of the Company's policies.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2014.

NOTE 4 -   *FAIR VALUE MEASUREMENTS* (concluded)

NOTES TO STATEMENT OF FINANCIAL CONDITION
(concluded)

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balances as of December 31, 2014
Securities owned				
Common stocks	$ 16,314,453	$ -	$ 319,150	$ 16,633,603
Corporate bonds	-	1,187,583	-	1,187,583
Partnership investment	-	-	100,000	100,000
	$ 16,314,453	$ 1,187,583	$ 419,150	$ 17,921,186
Securities sold, not yet purchased				
Corporate bonds	$ -	$ 746,435	$ -	$ 746,435
	$ -	$ 746,435	$ -	$ 746,435

The following table presents additional information about Level 3 assets measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets within the Level 3 category may include changes in fair value that were attributable to both observable and unobservable inputs.

Changes in Level 3 assets measured at fair value for the year ended December 31, 2014:

	Level 3 Beginning Balance January 1, 2014	Net Transfers In and/or (Out) of Level 3	Purchases	Sales	Realized and Unrealized Gains (Losses)	Level 3 Ending Balance December 31, 2014	Change in Unrealized Losses for Investments Still Held at December 31, 2014
Securities owned							
Common and preferred stocks	$ 452,207	$ (187,389)	$ -	$ -	$ 54,332	$ 319,150	$ 54,332
Partnership investments	-	-	100,000	-	-	100,000	-
	$ 452,207	$ (187,389)	$ 100,000	$ -	$ 54,332	$ 419,150	$ 54,332

The Company did not have any significant transfers between Level 1 and Level 2 during the year ended December 31, 2014.

NOTE 5 -   FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

NOTES TO STATEMENT OF FINANCIAL CONDITION
(concluded)

In the normal course of business, the Company's activities through its clearing brokers involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In the Company's trading activities, the Company has purchased and sold securities for its own account and may incur losses if the market value of the securities changes subsequent to December 31, 2014.

The Company bears the risk of financial failure by its clearing brokers. If the clearing brokers should cease doing business, the Company's receivable and deposit from this clearing broker could be subject to forfeiture. In addition, the Company has deposits in banks in excess of the FDIC insured amount of $250,000. At December 31, 2014, the Company had $878,023 in excess of this requirement, which is subject to loss should the bank cease operations.

The Company's financial instruments, including due from clearing brokers, receivables, prepaids, notes receivable, deposits, other assets, accounts payable and accrued expenses, accrued compensation due to clearing brokers, due to related parties, loans payable and other liabilities, are carried at amounts that approximate fair value, due to the short-term nature of the instruments. Securities owned and securities sold, but not yet purchased are valued as described in Note 1.

NOTE 6 -   CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $50,047 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Act of 1934, as amended.

NOTE 7 -   PROFIT SHARING PLAN

The Company maintains a retirement plan (the "Plan"), pursuant to section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the Internal Revenue Code. The Company may make a contribution at the discretion of the Board of Directors. The Company did not make a profit sharing contribution or matching contribution for the year ended December 31, 2014.

NOTE 8 -   SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.